SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVE.
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

March 11, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Industrial Saltillo, S.A. de C.V.
("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of the following Spanish-language original documents pertaining to GISSA:

1. GISSA press release, dated February 27, 2003, outlining the financial results for the three and twelve month periods ended on December 31, 2002.

2. GISSA press release, dated March 6, 2002, announcing proposed co-chairmen of the Board of Directors.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosures)

cc: Manuel I. Fernández Pérez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5339770v1

GRUPO INDUSTRIAL SALTILLO

For Immediate Release

EBITDA For 4Q02 reached US$34 Million

Saltillo, Mexico, February 27, 2003 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three- and twelve -month periods ended December 31, 2002[1].

Fourth Quarter 2002 Financial Highlights

- Revenues were Ps.1,856 million, 1% lower when compared year-over-year. In dollar terms revenues were US$182 million, a 6 % year-over-year decrease.
- Operating income totaled Ps.214 million, a 37% year-over-year decrease. Operating margin was 12%, compared with 18% in 4Q01. In dollar terms, operating income was US$21 million, a 40% year-over-year decline.
- EBITDA was Ps.347 million, a 23% year-over-year decrease. EBITDA margin fell to 19%, from 24% in 4Q01. In dollar terms, EBITDA was US$34 million, a 26% year-over-year decline.
- Net majority income of Ps.56 million (US$ 5 million), or a gain per ordinary share of Ps.0.20 (US$ 0.08 per ADS).

Fourth Quarter 2002 Earnings Conference Call

Date:	Tuesday, March 4, 2003
Time:	10:00 AM US EST, 9:00 AM Mexico Time
Dial Information:	617-847-3007
Reservation Number:	132458
Tape Playback:	Starting at 1:00 PM US EST on Tuesday, March 4, 2003, through Midnight US EST on Tuesday, March 11, 2003. Dial-in: 617-801-6888. Passcode: 0732883.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of December 31, 2002. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

FOURTH QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 4Q02 decreased year-over-year by 1% to Ps.1,856 million, as a result of an 11% decline in sales at the Metal and Automotive Division. At the Building Materials Division, sales remained unchanged, while sales at the Housewares Division increased by 13%, as shown in Table 1.

The drop in sales at the Metal and Automotive Division was caused by a 19% decline in sales volumes at the Iron Engine Blocks and Heads business, due to lower demand from Chrysler and Volkswagen, two of the most important customers of the Division.

At the Building Materials Division, weighted average sales volumes increased by 16%. This increase was offset mainly by lower sales at our pipefitting operation, as a result of our decision last year of discontinuing this non-core operation. Sales were also negatively impacted by pricing pressure at the Ceramic Tiles and Bathroom Fixtures businesses, as well as by an unfavorable product mix at the Bathroom Fixtures business.

Sales of the Metal and Automotive Division benefited from the 14 % devaluation of the Mexican peso against the U.S. dollar during the year. In addition, average prices at the Cookware businesses increased by 10% year-over-year.

For the year, consolidated revenues amounted to Ps.7,025 million, a 1% decline from the same period last year.

Table 1: Total Sales

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Revenues (Million Pesos)	1,856	1,751	1,884	(1%)	6%	7,025	7,131	(1%)
Metal and Automotive	*530*	*675*	*593*	*(11%)*	*(21%)*	*2,531*	*2,623*	*(3%)*
Building Materials	*1,067*	*844*	*1,062*	*0%*	*26%*	*3,492*	*3,525*	*(1%)*
Housewares	*259*	*233*	*230*	*13%*	*12%*	*1,001*	*984*	*2%*
Domestic Sales	1,177	965	1,199	(2%)	22%	4,017	4,048	(1%)
Exports	769	786	685	(1%)	(14%)	3,008	3,083	(2%)
Revenues (Million Dollars)	182	173	192	(6%)	5%	709	708	0%
Metal and Automotive	*52*	*67*	*60*	*(14%)*	*(22%)*	*256*	*260*	*(2%)*
Building Materials	*104*	*83*	*108*	*(4%)*	*25%*	*352*	*351*	*0%*
Housewares	*25*	*23*	*23*	*8%*	*10%*	*101*	*97*	*4%*
Volume								
Metal and Automotive				*(18%)*	*(29%)*			*(1%)*
Building Materials				*16%*	*27%*			*11%*
Housewares				*6%*	*11%*			*10%*

Operating Income

Operating income for 4Q02 decreased year-over-year by 37%, to Ps.214 million. As a result, operating margin declined to 12%, down from 18% in 4Q01.

This decrease is explained by the unfavorable sales mix and costs overruns at the Diesel Engine Blocks and Heads business and the lower absorption of overhead costs at the Iron Blocks and Heads business.

Operating income was also negatively impacted by weak sales volumes and higher direct costs at the bathroom fixtures business; as well as the ramping-up of operations of the new Ceramic Tiles Plant in San Luis Potosí and the two new aluminum casting facilities. Management expects this plant to reach break even by the end of 2003.

For the year, operating income decreased by 9% to Ps.884 million, from Ps.974 million for the same period last year. Operating margin was 13%, down from 14% last year.

EBITDA for 4Q02 declined year over year by 23% to Ps.347 million, or US$34 million. EBITDA margin decreased to 19%, from 24% for the same quarter of last year.

For the year, EBITDA was Ps.1,384 million, a 7% decline compared to the same period last year. EBITDA margin was 20%, compared with 21% for 2001.

Table 2: Operating Income and EBITDA

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Operating Income								
Million Pesos	214	194	340	(37%)	10%	884	974	(9%)
Margin	*12%*	*11%*	*18%*			*13%*	*14%*	
Million Dollars	21	19	35	(40%)	9%	89	97	(8%)
EBITDA								
Million Pesos	347	314	452	(23%)	10%	1,384	1,484	(7%)
Margin	*19%*	*18%*	*24%*			*20%*	*21%*	
Million Dollars	34	31	46	(26%)	9%	140	148	(5%)

Comprehensive Financial Cost (CFC)

The 2% depreciation of the peso against the U.S. Dollar for the quarter resulted in a non-cash foreign exchange rate loss of US$93 million.

As a result, CFC for the quarter was an expense of Ps.95 million, compared with an income of Ps.57 million for the same period last year.

For the year, CFC was an expense of Ps.402 million, compared with an expense of Ps.3 million last year.

All of the Company's bank debt (US$251 million) is US$ denominated, of which 96% is long-term debt. In addition, 43% of consolidated revenues are tied to the US dollar.

Table 3: Comprehensive Financial Cost

	4Q02	3Q02	4Q01	2002	2001
CFC	**95**	**72**	**(57)**	**402**	**3**
Financial expenses	32	30	36	137	192
Financial income	(9)	(24)	(7)	(75)	(77)
Foreign exchange fluctuation	93	70	(100)	397	(88)
Monetary gains	(21)	(4)	15	(57)	(24)

Majority Net Income

For the quarter, the Company amounted a majority net income of Ps.56 million, compared with Ps.146 million for the same quarter last year.

For the year, net majority income declined by 50% to Ps. 228 million, from Ps.458 million in the same period last year.

Capital Expenditures and Dividends

During the year, the Company made capital expenditures for a total of US$ 88 million. Of these, US$36 million were invested in the San Luis Potosi Ceramic Tiles Plant; US$45 million in the new Aluminum Engine Blocks and Heads Plant and the Ductile Iron foundry for Autoparts; and US$7 million for general maintenance purposes.

During the fourth quarter, the Company paid an additional cash dividend of Ps.71 million, or Ps.0.25 per outstanding share, as decided in the Annual Shareholder Meeting held on April 26, 2002. As result, total cash dividend paid during the year, amounted to Ps.315 million, or Ps.1.10 per outstanding share.

METAL AND AUTOMOTIVE DIVISION

For the fourth quarter, revenues of the Metal and Automotive Division represented 28% of the Group's consolidated net sales.

Revenues

Sales for 4Q02 declined year-over-year by 11% to Ps.530 million. This was principally due to the 26% decrease in sales volumes at the Gasoline Iron Blocks and Heads business, as Chrysler and Volkswagen reduced demand. Demand form Chrysler declined as a result of high inventory levels, the closing of its Lago Alberto Plant in Mexico and transfer of production to its own foundry in the US, as well as transfer of production to its facility in Indianapolis. Demand from Volkswagen de Mexico declined as it transferred production of its 4-cylinder engine from Mexico to their own foundry in Germany.

Management expects that volume demand from both clients will remain weak during the next twelve months. Total sales volumes at the Iron Engines Blocks and Heads business are expected to begin recovering early 2004 through new contracts and customers.

Volumes sold by the other two businesses, Iron Engine Blocks for Diesel and Aluminum Engine Heads showed a positive trend, growing year-over-year by 14% and 3%, respectively. Management expects that during 2003 aluminum will increase year over year by around 50% as a result of additional sales from the EV-6 production plant, which are expected to begin during 1Q03.

For the year, revenues decreased by 3% to Ps.2,531 million. This decline was caused by the 6% reduction in sales at the Gasoline Iron Engine Blocks and Head business resulting from lower sales to Chrysler and Volkswagen.

Table 4: Sales - Metal and Automotive Division

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Sales (Million Pesos)	530	675	593	(11%)	*(21%)*	2,531	2,623	(3%)
Sales (Million Dollars)	52	67	60	(14%)	*(22%)*	256	260	(2%)
*Iron Engine B & H (Gasoline)**	*30*	*39*	*37*	*(18%)*	*(23%)*	*148*	*158*	*(6%)*
*Aluminum Heads (Gasoline)**	*12*	*12*	*12*	*3%*	*(2%)*	*49*	*45*	*8%*
*Iron Engine B & H (Diesel)**	*9*	*13*	*8*	*3%*	*(35%)*	*48*	*41*	*17%*
Volume								
Iron Engine B & H (Gasoline)				*(26%)*	*(30%)*			*(8%)*
Aluminum Heads (Gasoline)				*3%*	*0%*			*9%*
Iron Engine B & H (Diesel)				*14%*	*(35%)*			*23%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

For the quarter, the Division posted an operating loss of Ps.12 million, compared with a gain of Ps.62 million for the same quarter last year. Operating margin for the quarter was negative 2% compared with 10% for the same quarter last year.

The operating loss is explained by:

- The 26% decline in volumes sold to Chrysler and V.W.;
- Lower absorption of overhead expenses as a result of the decline in sales;
- The shift in the product mix of the Diesel Iron Blocks and Heads business towards lower margin smaller spare parts, instead of Blocks and Heads, to replenish inventories and cost overruns; and
- Additional costs at the Aluminum Heads business as it ramps-up the operation of the EV-6 production plant. Sales for the Ev-6 project are expected to begin during 1Q03. Management expects this plant to reach break even by the end of 2003.

EBITDA for the quarter was Ps.46 million, a 59% decline from Ps.113 million in 4Q01. EBITDA margin was 9%, compared with 19% in the year ago quarter.

For the year, operating income decreased year-over-year by 5% to Ps.227 million, while operating margin remained unchanged at 9%. EBITDA also decreased year-over-

year by 5%, to Ps.469 million, while EBITDA margin remained unchanged year-over-year at 19%.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Operating Income								
Million Pesos	(12)	58	62	NA	NA	227	239	(5%)
Margin	*(2%)*	*9%*	*10%*			*9%*	*9%*	
Million Dollars	(1)	6	6	NA	NA	23	24	(2%)
EBITDA								
Million Pesos	46	118	113	(59%)	(61%)	469	494	(5%)
Margin	*9%*	*17%*	*19%*			*19%*	*19%*	
Million Dollars	5	12	12	(61%)	(61%)	48	49	(3%)

BUILDING MATERIALS DIVISION

For the fourth quarter, revenues of the Building Materials Division represented 57% of GISSA's consolidated revenues.

Revenues

Revenues for the fourth quarter remained unchanged year-over-year at Ps.1,067 million.

Weighted average volumes of the Division increased year-over-year by 16%, continuing the growth trend for the sixteenth consecutive quarter.

The increase in volumes was offset mainly by a reduction in sales at our pipefittings operations, as a result of our decision last year of discontinuing this non-core operation.

At the Bathroom Fixture business, sales volumes increased year-over-year by 29%, with exports benefiting from the 14% devaluation of the Mexican peso against the U.S. dollar. Around 32% of the production of Bathroom Fixtures is exported. The recovery in sales volumes, however, was partially offset by the shift towards less profitable low-end products, driven by the federal housing program.

At the Ceramic Tiles business, higher sales volumes were also partially offset by pricing pressures reflecting pricing pressures from imports of European high end products. Sales at the Water Heaters business were negatively impacted by an unfavorable sales mix, as the federal housing program favors sales of less profitable low end products.

For the year, revenues declined by 1% to Ps.3,492 million, from Ps.3,525 million for 2001. The decrease was principally due to the weak pricing environment prevailing throughout the year.

Table 6: Sales - Building Materials Division

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Sales (Million Pesos)	1,067	844	1,062	0%	26%	3,492	3,525	(1%)
*Ceramic Tiles**	*510*	*479*	*490*	*4%*	*7%*	*1,800*	*1,720*	*5%*
*Bathroom Fixtures**	*174*	*116*	*154*	*13%*	*50%*	*566*	*607*	*(7%)*
*Water Heaters**	*296*	*171*	*303*	*(2%)*	*73%*	*792*	*796*	*(1%)*
Sales (Million Dollars)	104	83	108	(4%)	25%	352	351	0%
Volume								
Ceramic Tiles				*19%*	*22%*			*15%*
Bathroom Fixtures				*29%*	*26%*			*10%*
Water Heaters				*6%*	*46%*			*8%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for the fourth quarter amounted to Ps.219 million, a 15% year over year decrease. Operating margin declined to 21% from 24% in 4Q01.

The 15% decline in operating margins was due to:

- Increased costs of imported raw materials at the Ceramic Tile business reflecting the 14% devaluation of the Mexican peso against the US dollar for the year;

- Additional overhead expenses in connection to the start-up of the new San Luis Potosí facility as it ramps up it operation. At the present time, this plant operating at a capacity utilization rate of 65%;

- An unfavorable product mix at the Bathroom Fixture business, and continued cost overruns already reported in past quarter. Management is already taking the necessary actions to address this issue and expects that performance will improve by the end of the first half of 2003.

- Additional expenses for an advertising campaign to promote all major products of the Division; and

- Performance compensation provisions.

EBITDA for the quarter declined year-over-year by 9% to Ps.278 million. EBITDA margin was 26% compared to 29% for 4Q01.

For the year, operating income was Ps.575 million, an year-over-year decline of 8%. Operating margin was 16%, down from 18% last year. EBITDA declined by 6% to Ps.772 million, from Ps.825 million in 2001. EBITDA margin declined to 22% from 23% for 2001.

Table 7: Operating Income and EBITDA - Building Materials Division

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Operating Income								
Million Pesos	219	131	259	(15%)	67%	575	626	(8%)
Margin	*21%*	*15%*	*24%*			*16%*	*18%*	
Million Dollars	21	13	26	(19%)	66%	58	63	(8%)
EBITDA								
Million Pesos	278	175	305	(9%)	58%	772	825	(6%)
Margin	*26%*	*21%*	*29%*			*22%*	*23%*	
Million Dollars	27	17	31	(13%)	57%	78	82	(6%)

HOUSEWARES DIVISION

For the fourth quarter, revenues of the Housewares Division represented 14% of GISSA's overall consolidated revenues.

Revenues

Revenues for 4Q02 were Ps.259 million, a 13% year-over-year improvement driven by higher sales volumes in the Kitchenware business.

Volumes at Kitchenware business increased by 9% reflecting higher seasonal Holiday sales, whereas in the case of Tableware decreased by 3% year-over-year,. In addition, average prices increased by around 10%.

For the year, revenues were Ps.1,001 million, a 2% year-over-year improvement from Ps.984 million. Improved sales for the fourth quarter more than compensated the declines for the rest of the year.

Table 8: Sales - Housewares Division

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Sales (Million Pesos)	259	233	230	13%	12%	1,001	984	2%
*Kitchenware Products**	*159*	*167*	*154*	*3%*	*(5%)*	*689*	*676*	*2%*
*Tableware Products**	*72*	*58*	*60*	*19%*	*23%*	*245*	*253*	*(3%)*
Sales (Million Dollars)	25	23	23	8%	10%	101	97	4%
Volume								
Kitchenware Products				*9%*	*4%*			*14%*
Tableware Products				*(3%)*	*32%*			*(1%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for the fourth quarter of 2002 declined year-over-year by 53% to Ps.8 million. Operating margin for the quarter decreased to 3%, from 8% for 4Q01.

The sharp reduction is primarily explained by:

- Pricing pressures from Asian and Colombian imports;
- Low capacity utilization at the Kitchenware business despite the increase in sales volumes; and
- An unfavorable product mix as demand was driven by less profitable wholesale market.

EBITDA for the quarter was Ps.23 million, an year-over-year decline of 27%. EBITDA margin decreased to 9% from 14% for 4Q01.

For the year, operating income was Ps.83 million, a 24% reduction from 4Q01. Operating margin decreased year-over-year to 8% from 11%. EBITDA declined year-over-year by 13% to Ps.144 million. EBITDA margin was 14%, down from 17% for 2001.

Table 9: Operating Income and EBITDA - Housewares Division

	4Q02	3Q02	4Q01	YoY % Change	QoQ % Change	2002	2001	YoY% Change
Operating Income								
Million Pesos	8	5	17	(53%)	48%	83	109	(24%)
Margin	*3%*	*2%*	*8%*			*8%*	*11%*	
Million Dollars	1	1	2	(55%)	46%	9	11	(20%)
EBITDA								
Million Pesos	23	21	32	(27%)	9%	144	166	(13%)
Margin	*9%*	*9%*	*14%*			*14%*	*17%*	
Million Dollars	2	2	3	(30%)	8%	15	16	(10%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$709 million for fiscal year 2002, and EBITDA of US$140 million, representing a margin of 20% percent. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and

pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

# # #

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of December 31, 2002)

	As of December 31,	
	2002	**2001**
ASSETS		
Current		
Cash and temporary investments	1,329	933
Trade receivables, net	1,286	1,281
Other receivables	203	104
Inventories	622	651
Other assets	31	13
Property, Plant and Equipment	**5,219**	**4,692**
Other Assets	**873**	**742**
TOTAL ASSETS	**9,564**	**8,415**
LIABILITIES		
Current		
Short term debt	36	20
Current portion of long term debt	74	246
Suppliers	490	366
Other liabilities (Income tax, EPS, and others)	574	488
Long term		
Long term debt	2,518	1,774
Deferred taxes	518	607
Long term sundry creditors	266	145
Stockholders' Equity	**5,088**	**4,770**
Total Liabilities and Stockholders' Equity	**9,564**	**8,415**

Financial Structure

	Third Quarter	
	2002	**2001**
Net Debt	1,299	1,107
Cash Position	1,329	933
EBITDA/Interest Expense[1]	10x	8x
Debt to EBITDA[2]	1.90	1.37

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of December 31, 2002)

INCOME STATEMENT

	Three-Month Period Ended December 31,			Twelve-Month Period Ended December 31,		
	2002	2001	% Change	2002	2001	% Change
Net Sales	**1,856**	**1,884**	**(1%)**	**7,025**	**7,131**	**(1%)**
Metal Mechanical Division	530	593	(11%)	2,531	2,623	(3%)
Building Materials Division	1,067	1,062	0%	3,492	3,525	(1%)
Housewares Division	259	230	13%	1,001	984	2%
Cost of Sales	1,450	1,322	10%	5,336	5,149	4%
Operating expenses	191	220	(13%)	805	1,008	(20%)
Operating income	**214**	**340**	**(37%)**	**884**	**974**	**(9%)**
Metal Mechanical Division	(12)	62	NA	227	239	(5%)
Building Materials Division	219	259	(15%)	575	626	(8%)
Housewares Division	8	17	(53%)	83	109	(24%)
EBITDA	**347**	**452**	**(23%)**	**1,384**	**1,484**	**(7%)**
Metal Mechanical Division	46	113	(59%)	469	494	(5%)
Building Materials Division	278	305	(9%)	741	825	(6%)
Housewares Division	23	32	(27%)	144	166	(13%)
Comprehensive Financial Cost	**95**	**(57)**		**402**	**3**	
Financial expenses	32	36		137	192	
Financial income	(9)	(7)		(75)	(77)	
Foreign exchange fluctuation	93	(100)		397	(88)	
Monetary gains	(21)	15		(57)	(24)	
Other Income, Net	28	127		93	194	
Income Tax	12	95		143	265	
Employees' profit sharing	6	20		6	26	
Net Income	69	155	**(55%)**	236	486	**(51%)**
Minority Interest	14	9	49%	8	28	(70%)
Net Income of Majority Interest	56	146	**(62%)**	228	458	**(50%)**
Net Income per Share	0.20	0.52	(62%)	0.80	1.62	(50%)
Net Income per ADS	0.78	2.06	(62%)	3.21	6.49	(50%)
Operating cash flow per share	1.22	1.60	(24%)	4.88	5.25	(7%)
Operating cash flow per ADS	4.90	6.40	(24%)	19.52	21.01	(7%)
# of Shares Outstanding	283,548	282,586		283,548	282,586	

MARGINS

	Three Month Period Ended December 31,		Twelve Month Period Ended December 31,	
	2002	2001	2002	2001
Operating Margin	**12%**	**18%**	**13%**	**14%**
Metal Mechanical Division	*(2%)*	*10%*	*9%*	*9%*
Building Materials Division	*21%*	*24%*	*16%*	*18%*
Housewares Division	*3%*	*8%*	*8%*	*11%*
EBITDA Margin	**19%**	**24%**	**20%**	**21%**
Metal Mechanical Division	*9%*	*19%*	*19%*	*19%*
Building Materials Division	*26%*	*29%*	*22%*	*23%*
Housewares Division	*9%*	*14%*	*14%*	*17%*
Net Income Margin	**3%**	**8%**	**3%**	**6%**

GRUPO INDUSTRIAL SALTILLO

03 MAR 12 AM 7:21

For Immediate Release

Grupo Industrial Saltillo Announces Changes in the Presidency of Board of Directors

Saltillo, Mexico, March 6, 2003 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA; OTC: GISQY) (GISSA), a leading Mexican industrial company, announced that at a Board Meeting held yesterday the Company's Succession Committee proposed the appointment of Ernesto López de Nigris and Juan Carlos López Villarreal as GISSA's new co-chairmen. The appointment is subject to shareholders' approval at the upcoming General Meeting and was unanimously approved by the Company's Board of Directors.

Isidro López del Bosque, the Company's current chairman, and Javier López del Bosque, vice chairman and chief operating officer, will retire from their current Board and executive responsibilities as this appointment concludes the search for a successor that the two executives launched five years ago.

Mr. López de Nigris, 42, is an engineer and holds an MBA from the University of Texas at Austin. He has held various positions within the Company since joining it in 1989 and is currently vice president of operations for Industrial Products, which includes the Metal-Mechanical and Automotive Division and certain staff areas. He was previously associate director of the Metal Mechanical Division and director of the Bathroom Fixtures business within the Building Products Division.

Mr. López Villarreal, 39, is also an engineer and holds an MBA from the University of St. Edward's at Austin. He has held various positions within the Company since joining it in 1991 and is currently vice president of operations for Consumer Products, which includes the Building Products and Housewares divisions and certain staff areas. He was previously associate director of the Ceramic Tiles business and director of Diesel Cast Iron Engine Block and Head Foundry.

Isidro López del Bosque, chairman of GISSA, commented: "The selection process was conducted in the most professional of manners, which guarantees a promising and profitable future for our Company, both in the short- and long-term. Furthermore, the new co-chairmen count on the support of all of the Company's divisions, as well as its shareholders."

He added: "Historically, our Company has grown under successful co-management, and this precedent is a platform that will assure good results for the new administration."

Javier López del Bosque, vice chairman of GISSA, said: "The excellent performance of Mr. López Villarreal and Mr. López de Nigris in their positions at GISSA and their ability to jointly engage and manage far-reaching projects was an important factor taken into consideration by the Succession Committee in its selection of the co-chairmen formula. This model allows to combine capabilities and experiences that will enrich the

management of the Company. This decision is being taken with a solid foundation and keeping in mind only the best interest of the Company."

Mr. López de Nigris and Mr. López Villarreal will maintain their current responsibilities until the upcoming General Shareholders' Meeting.

The Succession Committee consists of four independent directors and the Company's Examiner (Comisario de la Sociedad).

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$709 million for fiscal year 2002, and EBITDA of US$140 million, representing a margin of 20% percent. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli/Luca Biondolillo
Tel.: 646-536-7018/12
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

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